November 17, 2009

Mr. Jim O’Conner
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	MMA Praxis Mutual Funds
File Nos. 33-69724 and 811-8056

Dear Mr. O’Conner:

This will confirm our telephone conversation on Wednesday, September 16, 2009 regarding the 485(a) filing made by the MMA Praxis Mutual Funds (“Registrant”) on July 31, 2009. Your comments and the Registrant’s responses are set forth below:

Prospectus

Comment

You requested representation for the 12d-1 limits on non-affiliated funds.

Response

The 12d-1 limitations can be found on page 12-13 of the Registrant’s Statement of Additional Information filed with the Prospectus on July 31, 2009.

Comment

You requested that we revise the language for the “AFFE” footnote to read in plain English.

Response

The requested change has been made.

Comment

You requested that we confirm that the “Total Annual Fund Operating Expenses” actually excludes: brokerage costs, interest, taxes, dividends, fees paid to vendors providing fair value pricing and fund compliance services, Trustees fees, legal fees, costs relating to such services and extraordinary expenses.

Response

The request has been confirmed.

Comment

You requested that we confirm that the Fund has a limit on reallocations.

Response

The request has been confirmed.

In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary